

MAIL STOP 3561

February 22, 2010

Mr. Roger W. Stone, Chief Executive Officer
KapStone Paper and Packaging Corporation
1101 Skokie Boulevard, Suite 300
Northbrook, Illinois 60062

> **Re:** **KapStone Paper and Packaging Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed on March 31, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed on April 15, 2009**
>
> **File No. 1-33494**

Dear Mr. Stone:

We have completed our review of your filings and have no further comments.

Sincerely,

John Reynolds
Assistant Director

cc: Mr. Stone
        FAX: (847) 205-7551